Commission File Number 001-31914

EXHIBIT 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

2021 FIRST QUARTER REPORT

This announcement is made by China Life Insurance Company Limited (the “Company”) pursuant to the inside information provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rules 13.09(2) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	IMPORTANT NOTICE

1.1

The Company’s Board of Directors, the Board of Supervisors, its Directors, Supervisors and Senior Management warrant that the information in this quarterly report is true, accurate and complete and contains no false representations, misleading statements or material omissions, and jointly and severally accept full legal responsibility.

1.2

On 28 April 2021, the Company’s 2021 First Quarter Report was considered and approved at the thirty-fifth meeting of the sixth session of the Board of the Company. Of the nine Directors of the Company, eight attended the Board Meeting. Executive Director Mr. Li Mingguang could not attend the meeting due to other business, and gave written authorization to Executive Director Mr. Su Hengxuan to act as proxy to attend and vote at the meeting.

1.3

The financial data of the Company for the first quarter of 2021 have been prepared in accordance with the China Accounting Standards for Business Enterprises and are unaudited. Net profit attributable to equity holders of the Company and equity attributable to equity holders of the Company in the consolidated financial statements have no difference from the relevant data under International Financial Reporting Standards.

1.4

Mr. Wang Bin, Chairman of the Board of the Company, Ms. Huang Xiumei, Vice President in charge of financial affairs, Mr. Li Mingguang, Chief Actuary and Ms. Hu Jin, Head of the Financial Department, confirm that the financial statements in this 2021 first quarter report are true, accurate and complete.

2.	THE COMPANY’S BASIC INFORMATION

2.1	Major financial data and financial indicators

Currency: RMB

	As at 31 March 2021	As at 31 December 2020	Increase/(decrease) compared to 31 December 2020
Total assets (million)	4,469,985	4,252,410	5.1%
Equity holders’ equity (million)	467,747	450,051	3.9%
Ordinary share holders’ equity per share (RMB per share)	16.55	15.92	3.9%

	For the three months ended 31 March 2021	For the three months ended 31 March 2020	Increase/(decrease) compared to the same period of 2020
Net cash flows from operating activities (million)	161,232	125,309	28.7%
Net cash flows from operating activities per share (RMB per share)	5.70	4.43	28.7%
Operating income (million)	373,458	337,772	10.6%
Net profit attributable to equity holders of the Company (million)	28,589	17,090	67.3%
Net profit attributable to equity holders of the Company after deducting non-recurring items (million)	28,639	17,120	67.3%
Earnings per share (basic and diluted) (RMB per share)	1.01	0.60	68.3%
Basic earnings per share after deducting non-recurring items (RMB per share)	1.01	0.60	68.3%
Weighted average ROE (%)	6.23	4.24	An increase of 1.99 percentage points
Weighted average ROE after deducting non-recurring items (%)	6.24	4.25	An increase of 1.99 percentage points

Note:

In calculating the percentage changes of “Ordinary share holders’ equity per share”, “Net cash flows from operating activities per share”, “Earnings per share (basic and diluted)” and “Basic earnings per share after deducting non-recurring items”, the tail differences of the basic figures have been taken into account.

2.2	Non-recurring items and amounts

RMB million

Non-recurring items Note	For the reporting period (from January to March)

Gains/(losses) on disposal of non-current assets	14

Government subsidies recognized in current gains/(losses)	60

Donations	(38)

Net non-recurring items other than those mentioned above	(81)

Effect of income tax	11

Attributable to non-controlling interests	(16)

Total	(50)

Note:

As an insurance company, investment of insurance funds is one of the major businesses of the Company. Therefore, the non-recurring items do not include fair value gains/(losses) from financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss, as well as investment income from the disposal of financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss and available-for-sale financial assets.

2.3	Total number of shareholders and the particulars of top ten shareholders as at the end of the reporting period

Total number of shareholders as at the end of the reporting period	Number of A Share shareholders: 176,897
	Number of H Share shareholders: 25,886
Particulars of top ten shareholders of the Company					Unit: Share

Name of shareholder	Nature of shareholder	Percentage of shareholding	Total number of shares	Number of shares subject to selling restrictions	Number of shares pledged or frozen

China Life Insurance (Group) Company	State-owned legal person	68.37%	19,323,530,000	–	–

HKSCC Nominees Limited	Overseas legal person	25.93%	7,329,086,030	–	–

China Securities Finance Corporation Limited	State-owned legal person	2.51%	708,240,246	–	–

Central Huijin Asset Management Limited	State-owned legal person	0.42%	119,719,900	–	–

Hong Kong Securities Clearing Company Limited	Overseas legal person	0.18%	51,756,584	–	–

China Universal Asset Management Co., Limited – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan	Other	0.05%	15,015,845	–	–

Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund	Other	0.04%	10,010,242	–	–

China International Television Corporation	State-owned legal person	0.04%	10,000,000	–	–

China National Nuclear Corporation	State-owned legal person	0.03%	8,950,800	–	–

Feng Xiang	Domestic natural person	0.03%	8,501,804	–	–

Details of shareholders

1. HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of The Stock Exchange of Hong Kong Limited do not require such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

2. China Universal Asset Management Co., Limited – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No.53 Asset Management Plan has Industrial and Commercial Bank of China Limited as its asset trustee. Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund has Industrial and Commercial Bank of China Limited as its fund depositary. Save as above, the Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

2.4	Total number of preference share holders, top ten preference share holders, and the particulars of top ten preference share holders with no selling restrictions as at the end of the reporting period

☐  Applicable     ✓ Not applicable

2.5	Quarterly business analysis

Since 2021, as the external environment for development has been complicated and ever- changing, and the long-term and severe impact brought by the COVID-19 pandemic has become increasingly prominent, China has seen uneven economic recovery, and the insurance industry still remains to gain full recovery. During the reporting period, by closely upholding the strategic deployment of “China Life Revitalization” and the high-quality development requirements, the Company proactively responded to the challenges brought by the pandemic, well proceeded with various tasks and achieved a steady development, with its business profitability increasing effectively. Firstly, the overall business development of the Company remained stable, although it was under pressure as a result of the high base in the comparative period of the previous year. In the first quarter of 2021, revenues from insurance business1 of the Company reached RMB323,892 million, an increase of 5.2% year on year. In particular, renewal premiums amounted to RMB221,443 million, an increase of 11.7% year on year. Short-term insurance premiums amounted to RMB33,584 million, an increase of 2.3% year on year. As affected by the COVID-19 pandemic, the release of insurance demands slowed down, and the development of the Company’s new policy business was under pressure. First-year regular premiums amounted to RMB68,276 million, of which, first-year regular premiums with a payment duration of ten years or longer were RMB19,656 million. With the high base in 2020, value of new business for the first quarter of 2021 decreased by 13.2% year on year. The surrender rate was 0.38%, an increase of 0.10 percentage point year on year. Secondly, the Company continued to focus on enhancing sales force quality while stabilizing its quantity, and carried out its day-to-day management in a more stringent manner. With the implementation of the customer-centric sales deployment of “Yi Ti Duo Yuan” in greater depth, the Company adhered to the strategy of “productive agents-driven business”, strengthened its day-to-day management, attached great importance to its quality enhancement, and consistently pushed forward high-quality development of the sales force. As at the end of the reporting period, the Company’s total sales force was 1.357 million, of which, the number of agents of the individual agent business sector was 1.282 million, which generally remained stable. Thirdly, the Company optimized its asset allocation on account level and diversified investment strategies of asset classes, which laid down a solid foundation for the Company’s investment income of the whole year. As at the end of the reporting period, the Company’s investment assets reached RMB4,282,189 million, an increase of 4.5% from the end of 2020. The Company continued to allocate to the liability-matching portfolios

[1]	Revenues from insurance business is consistent with Premium Income in the attached income statement.

with long duration, made allocation to non-standard fixed-income assets and quasi-fixed income assets on a rolling basis to reinforce the safety cushion, and strived to improve its equity investment capability to gain excess returns. In the first quarter of 2021, the Company well coordinated strategic allocation and tactical operation based on market conditions, leveraged the strengths of asset managers within and outside the Company, diversified the types of fixed-income assets, and proactively managed equity exposures, so as to consistently optimize its position structure. In the first quarter of 2021, the Company registered gross investment income2 of RMB65,112 million, an increase of 43.3% year on year, and the gross investment yield3 reached 6.44%. The net investment income4 was RMB41,395 million, an increase of 8.7% year on year, and the net investment yield5 was 4.08%.

During the reporting period, net profit attributable to equity holders of the Company was RMB28,589 million, an increase of 67.3% year on year. As at the end of the reporting period, the core solvency ratio and comprehensive solvency ratio of the Company were 266.35% and 275.16%, respectively.

For the remaining period of 2021, the Company will implement the new development concept in all aspects, continue to maintain high-quality development, further push forward the “China Life Revitalization” initiative, adhere to the strategic core of “Three Major Transformations, Dual Centers and Dual Focuses, Asset-liability Interaction”, and uphold the operational guideline of “prioritizing business value, strengthening sales force, achieving stable growth, upgrading technology, optimizing customer services and guarding against risks”. The Company will strive to maintain the steady business growth, improve the quality of its sales force, foster new driving forces with perseverance, and firmly defend the bottom line of risk prevention and control, so as to make new progress in the “China Life Revitalization” initiative.

[2]	Gross investment income = Net investment income + Net realized gains on investment assets + Fair value gains/losses – Impairment losses of investment assets
[3]

Gross investment yield = {[(Gross investment income – Interest paid for financial assets sold under agreements to repurchase)/((Investment assets at the end of the previous year – Financial assets sold under agreements to repurchase at the end of the previous year – Derivative financial liabilities at the end of the previous year + Investment assets at the end of the period – Financial assets sold under agreements to repurchase at the end of the period – Derivative financial liabilities at the end of the period)/2)]/90}×365

[4]

Net investment income includes interest income from debt investments, interest income from deposits, dividend and bonus from equity investments, interest income from loans, net income from investment properties, and income from investments in associates and joint ventures, etc.

[5]

Net investment yield = {[(Net investment income – Interest paid for financial assets sold under agreements to repurchase)/((Investment assets at the end of the pervious year – Financial asset sold under agreements to repurchase at the end of the previous year + Investment assets at the end of the period – Financial assets sold under agreements to repurchase at the end of the period)/2)]/90}×365

3.	SIGNIFICANT EVENTS

3.1	Particulars of and reasons for changes in major accounting items and financial indicators of the Company

✓ Applicable    ☐ Not applicable

(1)	Changes in key financial indicators and the reasons

RMB million

Key financial indicators	As at 31 March 2021	As at 31 December 2020	Increase/ (decrease)	Main reasons

Total assets	4,469,985	4,252,410	5.1%	Accumulation of the assets from insurance business and investment business

Total liabilities	3,995,040	3,795,479	5.3%	An increase in insurance reserves

Equity holders’ equity	467,747	450,051	3.9%	Due to the effect of profits during the Reporting Period
Key financial indicators	For the three months ended 31 March 2021	For the three months ended 31 March 2020	Increase/ (decrease)	Main reasons

Operating profit	35,252	21,130	66.8%	An increase in investment income

Net profit attributable to equity holders of the Company	28,589	17,090	67.3%	An increase in investment income

(2)	Material changes in major accounting items and the reasons

RMB million

Key financial indicators	As at 31 March 2021	As at 31 December 2020	Increase/ (decrease)	Main reasons

Cash fund	86,022	57,605	49.3%	The needs for liquidity management

Premiums receivables	54,051	20,730	160.7%	The accumulation of renewal premiums

Unearned premium reserves	32,489	14,701	121.0%	An increase in short-term insurance business and timing differences of business schedule
Key financial indicators	For the three months ended 31 March 2021	For the three months ended 31 December 2020	Increase/ (decrease)	Main reasons

Investment income	73,484	51,729	42.1%	An increase in investment income of equity assets

Fair value gains/(losses)	(7,269)	(5,411)	34.3%	Due to the fluctuation of the market value of financial assets at fair value through profit or loss

Surrenders	12,308	7,740	59.0%	An increase in surrender of certain insurance products due to the pandemic

Income tax expenses	6,149	3,760	63.5%	An increase in the Company’s profit

3.2	Explanation and analysis of significant events and their impacts and solutions

☐  Applicable     ✓ Not applicable

3.3	Undertakings were not implemented in due time during the reporting period

✓ Applicable    ☐  Not applicable

Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by China Life Insurance (Group) Company (the “CLIC”) into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the above-mentioned formalities within one year of the date of listing of the Company’s A Shares, and in the event such formalities could not be completed within such period, CLIC would bear any potential losses to the Company in relation thereto.

CLIC strictly followed these commitments. As at the end of the reporting period, save for the two properties and related land of the Company’s Shenzhen Branch, the ownership registration formalities of which had not been completed due to historical reasons, all other formalities in relation to the change of land and property ownership had been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.

The Company’s Shenzhen Branch and the other co-owners of the properties have issued a letter to the governing department of the original owner of the properties in respect of the confirmation of ownership of the properties, requesting it to report the ownership issue to the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”), and requesting the SASAC to confirm the respective shares of each co-owner in the properties and to issue written documents in this regard to the department of land and resources of Shenzhen, so as to assist the Company and the other co-owners to complete the formalities in relation to the division of ownership of the properties.

Given that the change of ownership of the above two properties and related land use rights were directed by the co-owners, and all formalities in relation to the change of ownership were proceeded slowly due to reasons such as issues rooted in history and government approvals, CLIC, the controlling shareholder of the Company, made further commitment as follows: CLIC will assist the Company in completing, and urge the co-owners to complete the formalities in relation to the change of ownership in respect of the above two properties and related land use rights as soon as possible. If the formalities cannot be completed due to the reasons of the co-owners, CLIC will take any other legally practicable measures to resolve the issue and will bear any potential losses suffered by the Company as a result of the defective ownership.

3.4

Warnings and explanation for any forecasted losses or significant changes (as compared to the same period of last year) in accumulated net profit from the beginning of the year to the end of the next reporting period

☐  Applicable    ✓ Not applicable

This announcement is published in both Chinese and English. Should there be any inconsistency between the Chinese and English version, the Chinese version shall prevail.

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang
Non-executive Directors:	Yuan Changqing, Wang Junhui
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike,
Tang Xin, Leung Oi-Sie Elsie

Hong Kong, 28 April 2021

4.	APPENDIX

4.1	Balance sheet as at 31 March 2021 (unaudited)

RMB million (Unless otherwise stated)

	As at 31 March	As at 31 December	As at 31 March	As at 31 December
	2021	2020	2021	2020
ASSETS	Group	Group	Company	Company

Assets
Cash fund	86,022	57,605	63,675	50,688
Financial assets at fair value through profit or loss	153,583	161,564	108,359	127,398
Securities purchased under agreements to resell	7,339	7,947	6,545	5,888
Interest receivables	46,697	45,147	45,653	44,509
Premiums receivables	54,051	20,730	54,051	20,730
Receivables from reinsurers	741	1,135	741	1,135
Unearned premium reserves receivable from reinsurers	728	523	728	523
Claim reserves receivable from reinsurers	291	209	291	209
Reserves for life insurance receivables from reinsurers	633	570	633	570
Reserves for long-term health insurance receivables from reinsurers	3,760	3,658	3,760	3,658
Other receivables	12,036	14,988	9,273	12,459
Loans	675,303	658,535	653,776	638,849
Term deposits	550,786	545,667	518,980	521,886
Available-for-sale financial assets	1,294,078	1,215,603	1,264,491	1,187,153
Held-to-maturity investments	1,246,052	1,189,369	1,245,124	1,188,509
Long-term equity investments	248,587	239,584	328,636	289,596
Statutory deposits	6,333	6,333	5,653	5,653
Investment properties	14,106	14,217	6,115	6,162
Constructions in progress	11,406	11,332	10,600	10,567
Fixed assets	40,606	40,438	38,813	38,624
Right-of-use assets	2,796	3,076	2,659	2,823
Intangible assets	8,258	8,335	7,510	7,572
Deferred tax assets	161	87	–	–
Other assets	5,623	5,748	5,372	5,489
Separate account assets	9	10	9	10

Total Assets	4,469,985	4,252,410	4,381,447	4,170,660

Wang Bin	Huang Xiumei	Li Mingguang	Hu Jin
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Financial Department

4.1	Balance sheet as at 31 March 2021 (unaudited) (continued)

RMB million (Unless otherwise stated)

	As at 31 March	As at 31 December	As at 31 March	As at 31 December
LIABILITIES AND EQUITY	2021 Group	2020 Group	2021 Company	2020 Company

Liabilities
Short-term borrowings	1,575	1,641	–	–
Financial liabilities at fair value through profit or loss	5,275	3,732	–	–
Securities sold under agreements to repurchase	108,474	122,249	102,694	116,584
Premiums received in advance	2,987	53,021	2,987	53,021
Brokerage and commission payable	6,754	7,051	6,754	7,051
Reinsurance payable	486	1,036	486	1,036
Salary and welfare payable	10,977	11,811	9,522	10,553
Taxes payable	4,756	1,080	4,297	634
Dividends payable	–	13	–	–
Claims payable	56,987	55,031	56,987	55,031
Policyholder dividends payable	124,427	122,510	124,427	122,510
Other payable	16,768	15,975	14,308	15,021
Policyholder deposits	296,220	288,202	296,220	288,202
Unearned premium reserves	32,489	14,701	32,489	14,701
Claim reserves	21,404	21,991	21,404	21,991
Reserves for life insurance	2,994,175	2,768,584	2,994,175	2,768,584
Reserves for long-term health insurance	174,767	167,949	174,767	167,949
Long-term borrowings	17,897	17,915	–	–
Bonds payable	34,993	34,992	34,993	34,992
Lease liabilities	2,452	2,664	2,317	2,416
Deferred tax liabilities	10,320	15,286	10,776	15,705
Other liabilities	70,848	68,035	24,333	25,308
Separate account liabilities	9	10	9	10

Total liabilities	3,995,040	3,795,479	3,913,945	3,721,299

Equity
Share capital	28,265	28,265	28,265	28,265
Capital reserve	54,387	53,954	53,639	53,206
Accumulated other comprehensive income	43,599	54,862	43,281	54,465
Surplus reserve	86,027	86,027	85,979	85,979
General reserve	43,059	43,047	42,313	42,313
Retained earnings	212,410	183,896	214,025	185,133

Attributable to equity holders of the Company	467,747	450,051

Non-controlling interests	7,198	6,880

Total equity	474,945	456,931	467,502	449,361

Total liabilities and equity	4,469,985	4,252,410	4,381,447	4,170,660

Wang Bin	Huang Xiumei	Li Mingguang	Hu Jin
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Financial Department

4.2	Income statement for the first quarter of 2021 (unaudited)

RMB million (Unless otherwise stated)

	For the three months ended 31 March		For the three months ended 31 March
	2021 Group	2020 Group	2021 Company	2020 Company
1 Operating income	373,458	337,772	372,255	336,859
Premiums earned	304,756	289,518	304,756	289,518
Premium income	323,892	307,776	323,892	307,776
Including: Reinsurance premium income	–	1	–	1
Less: Premiums ceded to reinsurers	(1,553)	(1,293)	(1,553)	(1,293)
Change in unearned premium reserves	(17,583)	(16,965)	(17,583)	(16,965)
Investment income	73,484	51,729	72,734	50,872
Including: Share of profit of associates and joint ventures	3,015	3,007	3,039	3,076
Other gains	111	15	58	12
Fair value gains/(losses)	(7,269)	(5,411)	(6,451)	(4,575)
Foreign exchange gains/(losses)	144	58	48	121
Other operating income	2,218	1,862	1,096	910
Gains/(losses) on disposal of assets	14	1	14	1

2 Operating expenses	(338,206)	(316,642)	(337,372)	(315,768)
Surrenders	(12,308)	(7,740)	(12,308)	(7,740)
Claims expense	(43,033)	(35,530)	(43,033)	(35,530)
Less: Claims recoverable from reinsurers	1,433	673	1,433	673
Increase in insurance contracts reserve	(231,822)	(216,583)	(231,822)	(216,583)
Less: Insurance reserves recoverable from reinsurers	247	(56)	247	(56)
Policyholder dividends resulting from participation in profits	(8,127)	(6,591)	(8,127)	(6,591)
Tax and surcharges	(365)	(218)	(330)	(202)
Underwriting and policy acquisition costs	(27,843)	(34,569)	(27,843)	(34,569)
Administrative expenses	(9,367)	(9,654)	(8,793)	(9,159)
Less: Expenses recoverable from reinsurers	83	62	83	62
Other operating expenses	(5,962)	(5,553)	(5,737)	(5,190)
Impairment losses	(1,142)	(883)	(1,142)	(883)

Wang Bin	Huang Xiumei	Li Mingguang	Hu Jin
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Financial Department

4.2	Income statement for the first quarter of 2021 (unaudited) (continued)

RMB million (Unless otherwise stated)

	For the three months ended 31 March		For the three months ended 31 March
	2021 Group	2020 Group	2021 Company	2020 Company

3 Operating profit	35,252	21,130	34,883	21,091

Add: Non-operating income	12	12	10	9
Less: Non-operating expenses	(130)	(60)	(130)	(57)

4 Net profit before income tax	35,134	21,082	34,763	21,043

Less: Income tax expenses	(6,149)	(3,760)	(5,808)	(3,540)

5 Net profit	28,985	17,322	28,955	17,503

According to operating continuity:
– Net profit from continuing operations	28,985	17,322	28,955	17,503
According to ownership of the company:
– Equity holders of the Company	28,589	17,090
– Non-controlling interests	396	232
6 Earnings per share
Basic earnings per share	RMB1.01	RMB0.60
Diluted earnings per share	RMB1.01	RMB0.60

Wang Bin	Huang Xiumei	Li Mingguang	Hu Jin
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Financial Department

4.2	Income statement for the first quarter of 2021 (unaudited) (continued)

RMB million (Unless otherwise stated)

	For the three months ended 31 March		For the three months ended 31 March
	2021 Group	2020 Group	2021 Company	2020 Company

7 Other Comprehensive income	(11,404)	(7,200)	(11,247)	(7,828)
Other comprehensive income attributable to equity holders of the Company (net of tax)	(11,326)	(7,178)
Other comprehensive income that may be reclassified to profit or loss	(11,278)	(7,081)	(11,199)	(7,731)
Fair value gains/(losses) on available-for-sale financial assets	6,562	(3,096)	6,547	(3,792)
Less: Amount transferred to net profit from other comprehensive income	(18,955)	(7,654)	(18,860)	(7,605)
Portion of fair value changes on available-for-sale financial assets attributable to participating policyholders	1,780	2,694	1,780	2,694
Other comprehensive income that may be transferred to profit or loss under the equity method	(673)	839	(673)	951
Exchanges differences on translating foreign operations	8	136	7	21
Other comprehensive income that will not be reclassified to profit or loss	(48)	(97)	(48)	(97)
Other comprehensive income that may not be transferred to profit or loss under the equity method	(48)	(97)	(48)	(97)
Other comprehensive income attributable to non-controlling interests (net of tax)	(78)	(22)

8 Total Comprehensive income	17,581	10,122	17,708	9,675

– Attributable to equity holders of the Company	17,263	9,912
– Attributable to non-controlling interests	318	210

Wang Bin	Huang Xiumei	Li Mingguang	Hu Jin
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Financial Department

4.3	Cash flow statement for the first quarter of 2021 (unaudited)

RMB million (Unless otherwise stated)

	For the three months ended 31 March		For the three months ended 31 March
	2021 Group	2020 Group	2021 Company	2020 Company

1 Cash flows from operating activities
Premiums received	240,417	204,687	240,417	204,687
Net increase in policyholder deposits	8,182	9,691	8,182	9,691
Net cash received from financial assets at fair value through profit or loss	12,096	–	18,426	750
Net cash received from financial liabilities at fair value through profit or loss	1,893	181	–	–
Cash received from other operating activities	2,749	2,439	1,348	1,123

Sub-total of cash inflows from operating activities	265,337	216,998	268,373	216,251

Cash paid for claims	(53,385)	(40,254)	(53,385)	(40,254)
Net cash paid for reinsurance business	(193)	(176)	(193)	(176)
Cash paid for brokerage and commission fees	(28,140)	(31,696)	(28,140)	(31,696)
Cash paid for policyholder dividends	(3,838)	(1,637)	(3,838)	(1,637)
Cash paid to and for employees	(6,250)	(5,912)	(6,012)	(5,640)
Cash paid for taxes and surcharges	(4,255)	(4,947)	(3,684)	(4,381)
Net cash paid for financial assets at fair value through profit or loss	–	(683)	–	–
Cash paid for other operating activities	(8,044)	(6,384)	(8,017)	(5,959)

Sub-total of cash outflows from operating activities	(104,105)	(91,689)	(103,269)	(89,743)

Net cash flows from operating activities	161,232	125,309	165,104	126,508

Wang Bin	Huang Xiumei	Li Mingguang	Hu Jin
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Financial Department

4.3	Cash flow statement for the first quarter of 2021 (unaudited) (continued)

RMB million (Unless otherwise stated)

	For the three months ended 31 March		For the three months ended 31 March
	2021 Group	2020 Group	2021 Company	2020 Company

2 Cash flows from investing activities
Cash received from sales and redemption of investments	170,016	225,176	168,044	221,265
Cash received from investment income	42,280	34,741	39,182	34,102
Net cash received from disposals of fixed assets, intangible assets and other long-term assets	19	2	19	2
Net cash received from securities purchased under agreements to resell	608	–	–	–
Net cash received from the disposal of subsidiaries and other business units	–	591	30	953

Sub-total of cash inflows from investing activities	212,923	260,510	207,275	256,322

Cash paid for investments	(320,236)	(283,748)	(329,960)	(273,907)
Net increase in policy loans	(11,542)	(4,461)	(11,542)	(4,461)
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(1,064)	(1,738)	(980)	(1,706)
Net cash paid from securities purchased under agreements to resell	–	(27,118)	(657)	(28,619)

Sub-total of cash outflows from investing activities	(332,842)	(317,065)	(343,139)	(308,693)

Net cash flows from investing activities	(119,919)	(56,555)	(135,864)	(52,371)

Wang Bin	Huang Xiumei	Li Mingguang	Hu Jin
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Financial Department

4.3	Cash flow statement for the first quarter of 2021 (unaudited) (continued)

RMB million (Unless otherwise stated)

	For the three months ended 31 March		For the three months ended 31 March
	2021 Group	2020 Group	2021 Company	2020 Company

3 Cash flows from financing activities
Cash received from investment	3,741	4,479	–	–
Including: Cash received from the investment
of non-controlling interests by
subsidiaries	3,741	4,479	–	–
Cash received from borrowings	–	124	–	–

Sub-total of cash inflows from financing activities	3,741	4,603	–	–

Cash paid for dividends and interests and repaid for lenders	(2,090)	(2,107)	(1,991)	(1,871)
Net cash paid for securities sold under agreements to repurchase	(13,775)	(53,743)	(13,890)	(54,551)
Cash paid for other financing activities	(754)	(549)	(340)	(263)

Sub-total of cash outflows from financing activities	(16,619)	(56,399)	(16,221)	(56,685)

Net cash flows from financing activities	(12,878)	(51,796)	(16,221)	(56,685)

4 Effect of changes in foreign exchange rate on cash and cash equivalents	(30)	16	(33)	23

5 Net increase in cash and cash equivalents	28,405	16,974	12,986	17,475

Add: Opening balance of cash and cash equivalents	56,629	53,306	50,692	48,802

6 Closing balance of cash and cash equivalents	85,034	70,280	63,678	66,277

Wang Bin	Huang Xiumei	Li Mingguang	Hu Jin
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Financial Department